UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          FutureLink Distribution Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361142 10 9
                ------------------------------------------------
                                 (CUSIP Number)

        Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 7, 1999
           -----------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on the following page(s))
                               Page 1 of 84 Pages

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 2 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Commonwealth Associates
          13-3467952
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF

   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH

  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,256,348
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 3 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  Commonwealth Associates Management Corp.
     13-3468747

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*


--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF

   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH

  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,256,348
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 4 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael S. Falk
          ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        4,940,891
   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        4,940,891
  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,197,239
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 5 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert Priddy
         ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        3,750,000
   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        3,750,000
  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,006,348
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 6 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith Rosenbloom
          ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        1,304,540
   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        1,304,540
  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,560,888
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.5%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 361142 10 9                13D                      Page 7 of 84 Pages
----------------------                                      --------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Basil Asciutto
         ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                    |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        100,000
   SHARES               --------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        12,256,348
  OWNED BY              --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        100,000
  REPORTING             --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        12,256,348
                        --------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,356,348
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                    |_|
--------------------------------------------------------------------------------
 13  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 84 Pages


Item 1. Security and Issuer.

        This statement relates to the common stock, par value $.01 per share ("Common Stock"), of FutureLink Distribution Corp., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 300, 250 6th Avenue, S.W., Calgary, Alberta, Canada T2P3H7.

        The shares of Common Stock that are the subject of this statement either are issuable (i) upon exercise of seven-year warrants (the "Agent's Warrants") issued as placement agent compensation which have an exercise price of $.25 per share, (ii) upon conversion of convertible promissory notes issued by the Company in a private placement completed in May 1999 (the "Notes"), at a conversion rate of $.20 per share or five shares of Common Stock for each $1.00 principal amount of Notes, or (iii) upon exercise of seven-year warrants issued in connection with the aforementioned private placement (the "Private Placement Warrants"). All of the foregoing conversion and exercise prices are subject to adjustment in certain instances.

Item 2. Identity and Background.

        This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., the corporate general partner of Commonwealth ( "CAMC"), Michael S. Falk, the Chairman and controlling equity owner CAMC, Keith Rosenbloom and Basil Ascuitto, employees, directors and shareholders of CAMC and Robert Priddy, a director and shareholder of CAMC (the "Reporting Persons").

        The officers of CAMC (the "CMAC Officers"), all of whom are U.S. citizens, are :

                          Michael Falk    Chief Executive Officer
                          Bruce Glaser    Chief Administrative Officer
                          Joseph Wynne    Chief Financial Officer
                          Basil Ascuitto  Chief Operating Officer


        The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy's is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

        During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 9 of 84 Pages


Item 3. Source and Amount of Funds or Other Consideration.

        Commonwealth acquired the Agent's Warrants in April and May 1999 for a nominal purchase price with funds provided from working capital pursuant to an Agency Agreement dated as of April 14, 1999 with the Company (the "Agency Agreement") filed as Exhibit (1) hereto, pursuant to which Commonwealth acted as placement agent in connection with a private placement (the "Private Placement") of units (the "Units"), each Unit consisting of $50,000 principal amount of Notes and 125,000 Private Placement Warrants. In no case were any funds borrowed. The Agent's Warrants were distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy). The Reporting Persons currently hold an aggregate of 14,289,279 Agent's Warrants.

        Commonwealth, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Asciutto purchased an aggregate of $1,075,000 principal amount of Notes and 2,687,500 Private Placement Warrants as investors in the Private Placement for an aggregate purchase price of $1,075,000, which amount was provided by Commonwealth from its working capital and by Messrs. Falk, Priddy, Rosenbloom and Asciutto from personal funds.

Item 4. Purpose of Transaction.

        The Agent's Warrants were acquired by the Reporting Persons as compensation for services rendered in connection with the Private Placement solely for investment purposes and not for the purpose of acquiring control of the Company. The Notes and the Private Placement Warrants were acquired to make a profitable investment.

        Pursuant to the Agency Agreement, Commonwealth has the right until April 29, 2001 to designate a nominee to the Company's Board of Directors. Commonwealth has the right to immediately appoint a majority of the Board if the Company fails to repay the Notes when due. In addition, the Agency Agreement contained restrictions on the Company's ability while the Notes were outstanding to amend its by-laws with shareholder approval and approval of the holders of a majority of the Notes issued in the Private Placement.

        Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 12,256,348 shares of Common Stock, representing approximately 29.4% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire (i) 10,006,348 shares issuable upon exercise of Agent's Warrants, (ii) 1,500,000 shares issuable upon conversion of Notes, and (iii) 750,000 shares issuable upon exercise of Private Placement Warrants. CAMC is the beneficial owner of Commonwealth's shares.

                                                             Page 10 of 84 Pages

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 17,197,239 shares of Common Stock, representing approximately 37.8% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 12,256,348 shares, Mr. Falk's holdings represent the right to acquire (i) 3,253,391 shares issuable upon exercise of Agent's Warrants, (ii) 1,125,000 shares issuable upon conversion of Notes, and
        (iii) 562,500 shares issuable upon exercise of Private Placement Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) Mr. Priddy is the beneficial owner of an aggregate of 3,750,000 shares of Common Stock, representing approximately 11.3% of the issued and outstanding shares of Common Stock of the Company. Mr. Priddy's holdings represent the right to acquire (i) 2,500,000 shares issuable upon conversion of Notes, and (ii) 1,250,000 shares issuable upon exercise of Private Placement Warrants. In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to Commonwealth's 12,256,348 shares and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) Mr. Rosenbloom is the beneficial owner of an aggregate of 1,304,540 shares of Common Stock, representing approximately 4.2% of the issued and outstanding shares of Common Stock of the Company. Mr. Rosenbloom's holdings represent the right to acquire (i) 929,540 shares issuable upon exercise of Agent's Warrants, (ii) 250,000 shares issuable upon conversion of Notes, and (iii) 125,000 shares issuable upon exercise of Private Placement Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to Commonwealth's 12,256,348 shares and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(5) Mr. Ascuitto is the beneficial owner of an aggregate of 100,000 shares of Common Stock, representing approximately 0.3% of the issued and outstanding shares of Common Stock of the Company. Mr. Ascuitto's holdings represent the right to acquire shares issuable upon exercise of Agent's Warrants. In his capacity as a director of CAMC, Mr. Ascuitto shares voting and dispositive power with respect to Commonwealth's 12,256,348 shares and may be deemed to be the beneficial owner of such securities, although Mr. Ascuitto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

        The percentages set forth above are calculated using a base of 29,433,305 shares of Common Stock outstanding. An additional 40,192,500 shares would be outstanding if the Notes issued in the Private Placement were converted in full and an additional 20,096,250 shares would be outstanding if the Private Placement Warrants were exercised in full. Assuming conversion of all the Notes and exercise of all the Private Placement Warrants, the percentage holdings of the Reporting Persons would be as follows: Commonwealth and CAMC--12.3%; Mr. Falk--18.4%; Mr. Priddy--4.2%; Mr. Rosenbloom--1.4%; Mr. Ascuitto--0.1%.

                                                             Page 11 of 84 Pages


(b)     Number of shares as to which each such person has:

(1)     sole power to vote or to direct the vote:

        (i) Mr. Falk has the sole power to vote or to direct the vote of his 4,940,891 shares.
        (ii) Mr. Priddy has the sole power to vote or to direct the vote of his 3,750,000 shares.
        (iii) Mr. Rosenbloom has the sole power to vote or to direct the vote of his 1,304,540 shares.
        (iv) Mr. Ascuitto has the sole power to vote or to direct the vote of his 100,000 shares.

(2)     shared power to vote or to direct the vote:

        Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to vote or to direct the vote of Commonwealth's 12,256,348 shares.

(3)     sole power to dispose or to direct the disposition of:

        (i) Mr. Falk has the sole power to dispose or to direct the isposition of his 4,940,891 shares.
        (ii) Mr. Priddy has the sole power to dispose or to direct the disposition of his 3,750,000 shares.
        (iii) Mr. Rosenbloom has the sole power to dispose or to direct the disposition of his 1,304,540 shares.
        (iv) Mr. Ascuitto has the sole power to dispose or to direct the disposition of his 100,000 shares.

(4)     shared power to dispose of or to direct the disposition of:

        Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to dispose or to direct the disposition of Commonwealth's 12,256,348 shares.

(c)     Inapplicable

(d)     Inapplicable

(e)     Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Under the terms of the Subscription Agreement filed as Exhibit 4 hereto between the Company and the purchasers of the Notes and Private Placement Warrants, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission with respect to the shares issuable upon conversion of the Notes and exercise of the Private Placement Warrants. Pursuant to the terms of the Agent's Warrant filed as

                                                             Page 12 of 84 Pages


        Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Warrants with the SEC under certain circumstances.

Item 7. Materials to be Filed as Exhibits.

        (1) Agency Agreement dated as of April 14, 1999 between Commonwealth and the Company

        (2) Form of Note

        (3) Form of Private Placement Warrant

        (4) Subscription Agreement regarding purchase of the Company's Notes and Private Placement Warrants

        (5) Form of Agent's Warrant

        (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

                                                             Page 13 of 84 Pages


                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 14, 1999               Commonwealth Associates L.P.
       New York, New York

                                  By: Commonwealth Associates Management Corp., its general partner

                                  By: /s/ Joseph Wynne
                                      ----------------------------
                                      Joseph Wynne
                                      Chief Financial

Dated: May 14, 1999                   /s/ Michael S. Falk
       New York, New York         --------------------------------
                                  Michael S. Falk

Dated: May 14, 1999                   /s/ Robert Priddy
       Marietta, Georgia          --------------------------------
                                  Robert Priddy

Dated: May 14, 1999                   /s/ Keith Rosenbloom
       New York, New York         --------------------------------
                                  Keith Rosenbloom

Dated: May 14, 1999                   /s/ Basil Ascuitto
       New York, New York         --------------------------------
                                  Basil Ascuitto

                                                             Page 14 of 84 Pages


                                 EXHIBIT INDEX

Exhibit No.                                                               Page
-----------                                                               ----

(1) Agency Agreement dated as of April 14, 1999 between Commonwealth and the Company

(2)   Form of Note

(3)   Form of Private Placement Warrant

(4) Subscription Agreement regarding purchase of the Company's Notes and Private Placement Warrants

(5)   Form of Agent's Warrant

(6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act